KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com



03024178

June 25, 2003

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: (i) the Company's 2003 Milestones publication and (ii) the Company's 2002 Reference document.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.


LAGARDERE



PRESS RELEASE

Negotiations are currently well underway between Lagardère SCA and Pininfarina S.p.A. regarding the purchase of Matra Automobile's engineering, testing and prototyping businesses.

These discussions are part of the withdrawal process from its automotive activity announced by Lagardère SCA: following the decision to terminate the manufacturing activity of its subsidiary Matra Automobile, Lagardère SCA received several expressions of interest from different French and foreign players; after communication of the necessary elements for the submission of an offer on their part, it turns out that Pininfarina, the Italian company specialized in complete vehicle engineering as designer-integrator and in the assembly of small and mid-size series, made the proposal most suited to the objectives of the Lagardère group for the future and the development of this engineering department.

Pininfarina's potential acquisition is part of a strategy to reinforce its world-wide leadership in automotive design, engineering and niche manufacturing.

Following various discussions between the management of Lagardère SCA and that of Pininfarina S.p.A., these two companies, acknowledging their convergence on different points decided to start negotiations in order to determine, rapidly, the conditions and terms with which Pininfarina could acquire Matra Automobile's engineering, testing and prototyping activities.

Paris, 25th June, 2003

Press Contacts:

Thierry Funck-Brentano
Tel. 33 1 40 69 16 34

Jean-Pierre Joulin
Tel. 33 1 40 69 18 03

Arnaud Molinié
Tel. 33 1 40 69 16 72

Investor Relation Contact:

Alain Lemarchand
Tel. 33 1 40 69 18 02

Milestones



2003

Lagardère


High Technologies p. 48


Automobile p. 56


Lagardère 2002 p. 62


LAGARDERE



Tribute

"On 10 May 1963, Jean-Luc Lagardère was named Managing Director of Matra and Director of Europe 1.

It was the start of a superb 40-year career, a mix of battles carried off with panache, successes, and a few failures, too.

We shared 40 years of life together, both the good times and the bad.

Jean-Luc taught and gave me so much. He prepared me to take over for him without my really realizing it, although since my return from the United States we had worked even more closely on Lagardère.

The two of us were like a single person.

My father had a premonition: at our last shareholders' meeting, he repeated that he saw no reason why the life of a company should stop because its manager's life did. So I have another 30 years to continue his work, to make Lagardère one of the top French international media groups as well as the bedrock and catalyst for Europe's aviation, defence, and space industry.

I owe those 30 years to him. They are the only real way I can pay tribute to him.
I will do so with passion, without second thoughts, and with relentless drive and determination."

Arnaud Lagardère

Shareholders' Meeting
Paris, 13 May 2003

Lagardère Group


LAGARDERE
High Technologies
EADS
Automobile
MATRA
Medias
LAGARDERE
MEDIA
Books
HACHETTE Livre
Magazines
HACHETTE FILIPACCHI MEDIAS
Distribution Services
HACHETTE DISTRIBUTION SERVICES
Audiovisual
lagardere active

Profile

Lagardère, a leading French media and high technology group, epitomizes the successful melding of two complementary fields that combine creativity and modernity and contribute to our country's sovereignty. Lagardère has demonstrated its expertise and legitimacy in both areas.

Elle, Paris Match, Europe 1, Grasset, Le Livre de Poche, JC Lattès, Virgin, Relay, Canal J and more are all Lagardère Media success stories both in France and abroad. In aviation and space, Airbus and Eurocopter are the cornerstones of EADS, the world's second-largest aerospace group.

In the field of communications, Lagardère pulled off sweeping changes in just a few years and is today one of the world's Top 10 media groups. Now more than ever, Lagardère considers it a priority to expand its activities in culture, news, and communications sectors by stressing the values of a company that is different from the rest.

Lagardère Group

Succeeding in the long term

Lagardère's goal of becoming a major international media player is now a reality. In a changing industry, Lagardère is the only French communications group to rank among the world's top companies. Through EADS, Lagardère is also Europe's leading aviation, space, and defence company.



Lagardère has pursued the same media strategy for three years, with a focus on strengthening its position in such mature businesses as publishing, the press, and distribution and seeking out growth opportunities in the audiovisual and new-media niches. 2002 was marked by Lagardère's proposal to take over Vivendi Universal Publishing (excluding Houghton Mifflin). This acquisition, which will not be finalized unless the relevant authorities approve it, reflects Lagardère's interest in the culture and traditions of the publishing industry.

Television: a vital engine for growth

In order to shore up its position in media businesses and to help promote the expansion of cultural coverage, Lagardère is also stepping up its audiovisual activities, especially in television. No matter which broadcast medium is used, television offers multiple synergies with radio and press content – it is a strong economic sector that complements other media. Lagardère is discriminating in its involvement, paying careful attention to market opportunities. In October 2002, France's Higher Audiovisual Council (Conseil Supérieur de l'Audiovisuel, or CSA) decided to award three Terrestrial Digital Television (TDT) frequencies to three planned Lagardère Media channels. The result is that Match TV, Canal J, and iMCM will eventually be transmitted via Digital Terrestrial Television.






18 42 04

Seeking convergence between two independent fields

Like the media, aviation, defence, and space are also independent fields that contribute to France's influence abroad. Lagardère's participation in EADS is an essential strategic asset. More than just a financial investment, it is a genuine partnership that puts the group in a position to be a driving force behind Europe's aviation industry. Lagardère is proud to support EADS' development and such EADS projects as the Airbus A380.



Lagardère Media

Lagardère Media is a top news, cultural products, and communications company in France and abroad. Its core businesses — book publishing, the press, distribution, and audiovisual production — provide it with financial stability and high growth potential. Lagardère Média's 27,000 people worldwide express their talents through such recognized brands as Canal J, Calmann-Lévy, Car and Driver, Elle, Europe 1, Europe 2, Fayard, Grasset, Hatier, MCM, Paris Match, Relay, RFM, Télé 7 Jours, and Virgin, among others.


FM1
TV!
Le Magazine


Trend
CHART

Lagardère Media 2002



Five-year contribution to net earnings, in millions of €


800
600
400
200
0
128
240
674
34
37
1998
1999
2000
2001
2002



Five-year contribution to sales, in millions of €


8,400
7,800
7,200
6,600
6,000
6,360
6,873
7,203
7,668
8,095
1998
1999
2000
2001
2002



5-year contribution to earnings before interest and taxes, in millions of €


400
350
300
250
200
234
282
323
353
385
1998
1999
2000
2001
2002

Following the change of year-end from September 30 to December 31 in 2001, the results of Lagardere Active Broadcast were consolidated for fifteen months in 2001 (from October 1, 2000 to December 31, 2001).



Breakdown of sales by geographical area, as a %



Others
3
USA and Canada
22
42
France
European union
24
10
Other European countries

Breakdown of sales by pole, as a %



Lagardere Active
7
Magazines
26
Distribution Services
55
Books
12

Change in staffing levels



30,000
25,000
20,000
15,000
10,000
28,487
28,500
26,884
27,521
26,949
1998
1999
2000
2001
2002

LAGARDERE MEDIA

Lagardère Media

2002: a year of consolidation

Lagardère Media, a major provider of original content, is a balanced group that is active in four complementary businesses. While it pursues its traditional activities, which are the cornerstones of its equilibrium, it also keeps a watchful eye on emerging fields and new markets. This strategy aims to ensure that Lagardère Media's growth and development are steady and ambitious.



In a tough economy, Lagardère Media posted strong performances in each of its core activities. It showed its drive and creativity by introducing new collections and media, consolidating its businesses, and acquiring companies.

A coherent strategy

The two main events of the year both occurred in the autumn. On 23 October, the CSA announced that three planned Lagardère Media channels had been selected for the coming implementation of Digital Terrestrial Television (DTT). The lucky winners were iMCM, Canal J, and Match TV. Lagardère Media believes that DTT will offer viewers many advantages, including a broad selection of stations, better technical quality, and more. At the same time, Lagardère proposed to take over Vivendi Universal Publishing (excluding Houghton Mifflin). This acquisition means an added dimension to Lagardère's publishing activities. But, it will be finalized only if the relevant authorities give the green light. Together, the two events illustrate Lagardère Media's growth strategy: strengthening its position in mature industries while finding engines for growth in emerging and audiovisual-related businesses.

Development through creativity

Some of the year's other highlights included the takeover of the sixth-largest magazine publisher in the United Kingdom, the creation of Hachette Filipacchi UK, and the acquisition of Productions 22 (producer of Un gars, une fille for France 2). The launch of Bigb@ng, a new multimedia documentary collection, illustrates the synergies of content creation and the solid performance of the publishing industry. Likewise, Version Femina, a product of the merger of the Femina Hebdo and Version Femme supplements, is now the top European women's magazine, with a weekly circulation of four million copies. Lagardere Active's production


MODE
SEXY EN DESSOUS
PSYCHO
LES PÈRES SONT-ILS TROP PROCHES DE LEURS FILS?


Alain Delon
FICTION


PRIX ROMAN
FRANCE TÉLÉVISIONS
2002
PRIX
INTERALLIÉ
PRIX
MÉDICIS
PRIX
GONCOURT


Europe 1

and distribution of audiovisual programs that were milestones in terms of quality and viewer numbers – Fabio Montale and Napoleon, in particular – have entrenched it in a position to achieve high profitability. Meanwhile, Distribution Services strove to develop new commercial concepts – including the opening of new Virgin Megastores in Nice, Toulouse, Nantes, Melun-Sénart, and Paris-Barbès – and consolidate its businesses.

A leader in its markets

Lagardère Media aims to seize the top spot in each of its businesses:

- The world's top magazine publisher in 2002, it had 228 titles and sales of over one billion copies in 36 countries.
- The world leader press distributor, the top international network of stores for communication and cultural leisure products.
- The top producer of prime-time comedy & drama in France, its Canal J also ranks as the top children's channel in France.
- Hachette Livre is an education market leader, Hachette Tourisme ranks as the top publisher of travel guides, and Livre de Poche is a leader in its market.


Virgin
MEGASTORE

Dissemination and sharing

Lagardère Media has deep urban roots and actively helps disseminate ideas and culture. Its desire to stay in close contact with the general public spurred its decision to undertake an educational communications campaign aimed at achieving three goals: stepping up its corporate communications, showing its commitment to transparency, and contributing to the discussion of civic issues.



Close-up on the media

By co-publishing *Zoom sur les médias* (*Media Close-up*) with Hachette Jeunesse, Lagardère Media is helping the public learn more about the role played by both the company and its competitors. This publication fulfils our obligation to explain a subject that occupies a prominent place in our everyday lives: the media. *Zoom sur les médias* consists of four abundantly illustrated sections that cover the history of the media, media access, a survey of the media, and the media and society. It discusses how print, visual, and audio media have evolved and analyzes their impact on information, literature, music, and the cinema. It also takes stock of the world's principal media groups.

Questions de Génération: bringing generations closer together

The original motivation for *Questions de Génération* (*Questions of a Generation*) was a desire to listen to what young people in the 18-24 age group had to say so that their concerns could be taken into consideration. In honour of the 2002 presidential elections, Lagardère Media wanted to participate in the civic discourse through a strong, original initiative involving young people, policy-makers, and French daily newspapers. *Questions de Génération* is the story of how 20 young representatives of their generation – students, employees, jobseekers, high school students, and others – came together with contemporary figures that included scientists, reporters, politicians, artists, and athletes. In 2002, eight major French dailies featured the contributions of these reporters-for-a-day as they discussed subjects important to them, including globalization, wealth-sharing, the environment, humanitarian issues, sports, religion, music, and more. Their interviews were collected in a white paper, which was circulated to opinion leaders in order to continue a dialogue begun on the eve of the elections. *Questions de Génération* reflects Lagardère Media's desire to find a meaningful, effective way of promoting solidarity between different generations.

A broad canvas in the Opéra district

In its first corporate communications foray in Paris, Lagardère Media advertised on the walls of the Grand Hôtel Intercontinental during its renovation. Visible from Opéra square, rue Auber, and Charles Garnier square, the 2,340 m² canvas showcased Lagardère Media's main brands and products. By hoisting the canvas in a neighbourhood known for its cultural venues, Lagardère Media aimed to achieve a simple goal: to improve its name recognition among the general public and to underscored the connection between prestigious brands and their parent group.


QUESTIONS DE
GÉNÉRATION


médias



The Hachette Foundation

For 14 years, the Hachette Foundation has pursued its mission of helping to promote French language and culture and discovering young talent. It supports educational and cultural initiatives in France and French-speaking countries and awards grants to young writers, bookstore owners, reporters, photographers, TV scriptwriters, and digital artists.


LAGARDERE
MEDIA

→ Books





Hachette Livre.

The Lagardère Media subsidiary Hachette Livre is a major publisher in France, with strong footholds in England and Spain as well. It publishes quality general literature, educational, and illustrated books for all types of reader. In addition to selling titles in bookstores, it markets fascicles at newsstands.

Trend CHART Hachette Livre 2002



Breakdown of sales by geographical area, as a %



3
USA and Canada
European Union
29
60
France
Others
6
Others
European Union
2

Five-year contribution to sales, in millions of €



1 000
900
800
700
600
768
822
830
846
950
1998
1999
2000
2001
2002



Five-year contribution to net earnings, in millions of €



100
75
50
25
0
31
31
36
40
60
1998
1999
2000
2001
2002

5-year contribution to earnings before interest and taxes, in millions of €



100
75
50
25
0
46
52
58
65
91
1998
1999
2000
2001
2002



Change in staffing levels



4 000
3 000
2 000
1 000
0
3,689
3,574
3,399
3,399
3,749
1998
1999
2000
2001
2002







Key 2002 figures

1,853 literary titles published in 2001 (new titles).

The **top publisher** of pocket paperbacks, with a catalogue of **3,500** titles.

No. 1 in the education market, with **1,158** new titles per year.

The **top publisher** of travel guides

Hachette Livre is represented in **29** countries

Key 2002 dates

March 2002 Creation of Octopus France.

October 2002 Launch of Bigb@ng.

October-November 2002 Literary Prizes:

Prix Goncourt	Pascal Quignard	Les Ombres errantes (Dernier Royaume, vol. 1) *Wandering Shadows (Last Kingdom, Vol. 1)*	Grasset
Prix Interallié	Gonzague Saint-Bris	Les vieillards de Brighton *The Old Men of Brighton*	Grasset
Prix Médicis	Anne Garetta	Pas un jour *Not a Day*	Grasset
Prix France Télévision	Jean-Pierre Milovanoff	La Mélancolie des innocents *The Melancholy of Innocents*	Grasset


HACHETTE
Livre

Hachette Livre

All of Hachette Livre's activities, including the publication and distribution of literary, educational, and illustrated books, held up extremely well in 2002, both in France and England. Hachette Livre owes its performance – capped by a more than 10% increase in sales – to the smooth operation of every step in the book publishing chain and its deft handling of the industry's typical ebb and flow.



A year of strong growth

Hachette Livre did steady business in France and England in 2002. Sales were up 13% over 2001, on a like-for-like basis and assuming constant exchange rates.

Publishing in France

Sales of general literature titles were up in France. All Hachette Livre houses held their ground, including Fayard, many of whose titles made the bestseller lists; Grasset, the big winner in the autumn literary season, nabbing the most prestigious prizes (Goncourt, Médicis, Interallié, and more); Stock, with its loyal authors; Lattès, whose third-quarter success made quite a splash; and, as always, Le Livre de Poche, whose sales are up 4% over 2001.

The Hatier group enjoyed steady business in educational materials, thanks to the first-rate results of Didier (Languages and FFL) and Parascolaire (supplemental). Scolaire Hatier felt the effects of the shrinking high school market, but still posted decent earnings thanks to its middle school catalogue. Results were mixed for Hachette Éducation and varied according to the division. Sales were up for primary and FFL (French, Foreign Languages) titles. Parascolaire



was stable, with required titles holding their own but high school books lagging, especially new titles, in part because of a dwindling market. Overall, the education segment posted fine performances and met its targets.

Meanwhile, sales of illustrated books (Hachette Illustrated) for the general public continued to rise sharply, thanks mainly to the youth-oriented niche (success of Livre de Poche Jeunesse, the Rose avec Titeuf collection, and characters such as Franklin) and the how-to lines (Cooking and


R. GOSCINNY
A. UDERZO
Anglais
New
Live


Ferrari


Cuentos
cortos para
dormir
Bruño



Creation of Octopus France

Illustrated books lend themselves well to international development: pictures are universal and the risks and rewards of co-creation and even co-publishing go beyond borders. Since Hachette Livre needed to shore up its foothold in the booming English-language market, it decided to acquire the London-based No. 2 British publishing house, Octopus, in 2001. The move bolstered Hachette's presence across the Channel.
The Octopus publishing group includes such prestige houses as Mitchell Beazley, Philip's, Conran, and Hamlyn. Half of its sales of roughly 40 million pounds are generated abroad and its catalogue of 100,000 titles includes such well-known collections as Hugh Johnson's Pocket Wine Guides and Miller's Antique Price Guides.
In March 2002, Octopus created Octopus France with a view to establishing a foothold in the underdeveloped design/art of living niche in France. Today Octopus France boasts a catalogue of 18 titles, including such successes as The Tolkien Encyclopaedia, Tolkien's Creatures, 100 Years of Design, and Design Hotels. In 2003, it will add another 40 titles to its catalogue.

Wine, Marabout). Despite a tough economy, sales of tourism books were also up, boasting the strongest growth of any sector in 2002.

Steps were taken to adapt the company's size to the shrinking demand for major reference works – encyclopaedias – sold via brokers. The move was especially important in that trends show a continued slowdown in France and Spain (Salvat). Fascicle (Part Works) sales are still solid, as evidenced by Les Véhicules des Sapeurs Pompiers et leur univers [The World of Fire Engines], Porcelaines de collections [Collectable Porcelain] and Réaliser le Titanic [Building the Titanic] in France and other fascicle titles in Italy and England. Their success underscores fascicle publishing as a key component of Hachette Livre's overall performance

International publishing

In Spain, Salvat is still dealing with a tough market for brokers, though its fascicle sales are up sharply. In England, Orion's business soared in 2002, and several of its titles ended up on the bestseller lists. Octopus's performance was right on target.

Services

Book distribution is still being propelled by the


LE GUIDE
HACHETTE
DES VINS


Utterly Me,


Patricia
Cornwell



strong growth in business of other publishers as well as the steady business of Hachette Livre publishers.

VUP takeover creates industry ripples

The publishing industry was rocked by deep-seated changes in 2002, illustrated in France by the sale of VUP to the Lagardère group. This acquisition signals Lagardère's desire to expand its traditional businesses and is a tremendously encouraging sign for Hachette Livre and its teams. It underscores the group's objectives in the realm of written publications, shoring it up for the long term and positioning Lagardère as a major creative force in editorial content. This massive shift in the French publishing landscape presents a challenge to all industry players, spurring them to rethink their role in the new world of publishing.


Education
Groupe Hatier International
istra
RAGEOT ÉDITEUR
HACHETTE Éducation
HATIER
Hachette Livre
Français langue étrangère
Bruño
Les Editions Foucher
Didier



Launch of Bigb@ng

Hachette Jeunesse introduced Bigb@ng, an educational collection that features several media, in October 2002. Its fun, interactive, practical approach gets to the bottom of questions and teaches children age 9 and over about the world. Books, CD-ROMs, and a Website complement but do not compete with one another in exploring such varied subjects as history, sciences, the earth, and nature. The goal of its interactive approach is to maximize young people's understanding of topics with a view to creating an educational, encyclopaedic collection. What the book cannot cover, for lack of space, is detailed in the CD-ROM or on the Internet site.

There are plans to publish another 48 titles for the collection, which is divided into four main topics: The Earth and the Universe, The Living World, History and Civilizations, and Science and Technology.

The first four titles of the ambitious, encyclopaedic collection include Volcanoes, the Earth's Wrath, Whales and Other Marine Mammals, Egypt and the Pharaohs, and Communication: Signs, Codes, and Languages.

Six books are planned each year. Two new titles came out in April 2003, The Threatened Planet and The Middle Ages. Another two volumes about dinosaurs and space will be published in September.


Françoise Giroud
Lou
Histoire d'une femme libre


Umberto
ECO


Côte d'Azur

Literature

calmann-lévy

fayard

Grasset

HARLEQUIN

Le Livre de Poche

JC Lattès

EDITIONS 1

Stock

PAUVERT

HACHETTE Littératures

Collections

LE LIVRE DE PARIS

HACHETTE Partworks

SALVAT

TOUT L'UNIVERS

HACHETTE Fascicoli

HACHETTE Collections

Wydawnictwo Wiedza i Życie S.A.

Hachette Illustrated

Disney HACHETTE ÉDITION

HACHETTE Jeunesse

Éditions du Chêne

DEUX COQS D'OR

CASSELL&CO

HACHETTE Tourisme

THE WATTS PUBLISHING GROUP LTD.

Gautier • Languereau

HACHETTE Pratique

hamlyn

• MARABOUT •

HAZAN

conran OCTOPUS

OCTOPUS

MITCHELL BEAZLEY MILLER'S

Our main brands


Lagardère Media 2002



Magazines



Hachette Filipacchi Médias,

a Lagardère Media subsidiary, is the world's top publisher of magazines. Its 231 titles in 36 countries total over one billion copies and more than 130,000 pages of paid advertising annually. HFM has turnover of 2.2 billion euros, 54% of it generated abroad. In France, Hachette Filipacchi Médias also owns daily newspapers outside the Paris area.

Interdeco, France's top broker of print advertising, has developed the most powerful network in the world. It manages the international advertising of more than 200 magazines published by both Lagardère and other groups.

Trend CHART Hachette Filipacchi Médias 2002



Breakdown of sales by geographical area, as a %



3
Others European countries
USA and Canada
25
47
France
Others
8
European Union
17



Five-year contribution to sales, in millions of €



2,600
2,400
2,200
2,000
1,800
1,961
2,270
2,439
2,336
2,113
1998
1999
2000
2001
2002



Five-year contribution to net earnings, in millions of €



160
120
80
40
0
70
135
121
97
77
1998
1999
2000
2001
2002

5-year contribution to earnings before interest and taxes, in millions of €



220
190
160
130
100
129
186
213
203
192
1998
1999
2000
2001
2002



Change in staffing levels



9,000
6,750
4,500
2,250
0
8,253
8,900
8,584
7,588
7,854
1998
1999
2000
2001
2002



Leadership positions

The world's top publisher of magazines, with 231 titles.

Over one billion copies sold each year in 36 countries, more than 202 million of these by subscription.

The fourth-largest magazine group in the United States, the top magazine press group in Spain, the third-ranking magazine press group in Italy, and the top publisher of upscale women's press titles in Japan.



A huge range of titles

Women's press: 76 titles
Decoration and art of living: 41 titles
Leisure and recreation press: 32 titles
Automobile press: 15 titles
Youth-oriented press: 12 titles
Men's press: 12 titles
Television press: 12 titles
Daily news press: 10 titles
People press: 9 titles
News and business press: 7 titles
Travel press: 5 titles



HFM's equity ownership in the daily press

La Provence (100%), Nice-Matin and Var-Matin (93.9%), Corse Presse (100%), Editions Philippe Amaury (Le Parisien, L'Equipe, L'Equipe Magazine) (25%), l'Alsace (20%), La Dépêche du Midi (15%), Le Midi Libre (10%), TV Hebdo (100%), and Version Femina (50%).


HACHETTE
FILIPACCHI
MEDIAS



2002 business

France

Hachette Filipacchi Médias, the world's top publisher of magazines, produces 42 titles, all based on clear, well-identified concepts, in almost every sector: news, television, women's, leisure, travel, youth-oriented, and more. Its complete range of periodicals strives to anticipate the aspirations and needs of its male and female readers.

The world economy has been stagnant for the second consecutive year. The effect has been greater on issue sales than on advertising, which rebounded slightly during the fourth quarter of 2002.

Looking at titles, Hachette Filipacchi Médias took over responsibility for the launch of Zurban, a city guide for Paris, in early 2002. Isa is expected to break even during 2003, while Bon Voyage is still being hurt by the climate of insecurity dogging the tourism industry. Télé 7 Jours' format has been revamped to make it more convenient for readers, with no jump in price. Hachette Filipacchi Médias also owns equity in daily newspapers, chiefly in the Mediterranean region. The full effect of reorganizing its southeastern France subsidiaries, which began in 1999, was felt in 2002. La Provence also launched a free publication called Marseilleplus to compete with Metro. Lastly, HFM's weekly supplements Version Femina and TV Hebdo strengthened their positions.

International

Hachette Filipacchi Médias is a major player in the international magazine business, active in 35 countries and on five continents. It publishes 179 magazines, one-third of which are spin-offs of its main brands.

In the United States, Hachette Filipacchi Media US is the fourth-largest magazine group in the country. A wholly owned subsidiary, it has a readership of almost 50 million through its 20 magazines and Custom Publishing division. Hachette Filipacchi SA, a wholly owned subsidiary that publishes 24 titles, is Spain's top magazine press group. In Italy, Hachette Rusconi, a wholly owned subsidiary that also publishes 24 titles, is the third-largest magazine



United Kingdom

In 2002, Hachette Filipacchi Médias took over the British company Attic Futura, the seventh-largest magazine publisher. Renamed Hachette Filipacchi UK, the firm negotiated an agreement with Emap to assume full ownership of the Elle, Elle Decoration, Elle Girl and Red titles, previously published through the Hachette-Emap joint venture. The other two publications that were previously published by the joint venture, New Woman and Top Santé, were taken over directly by Emap.

Hachette Filipacchi UK, the sixth-largest magazine publisher in the United Kingdom, should generate sales of over 100 million euros in 2003.


BON VOYAGE
CAR AND DRIVER
Hottest
Mitsubishi's
DECORATION
DECOR
Global


Lagardère Media 2002



press group. And in Japan, Hachette Fujingaho, a wholly owned subsidiary that publishes 13 magazines, is the top publisher of upscale women's titles.
The international magazine sector continued to grow in 2002 despite the general economic slowdown. The principal launches were Elle in Croatia, Elle Girl in Quebec, Maxim in Russia, 25 ans in South Korea and Asi Son Las Cosas in Spain. In addition, HFM collaborated with the Marie Claire Albums group in re-launching a Polish edition of the magazine and, at the end of the year, in taking over its Italian edition and launching a Chinese one. All are managed by local Hachette Filipacchi Médias teams.
Hachette Filipacchi Médias also made two major moves in 2002:
- It established a sizeable foothold in the United Kingdom by acquiring Attic Futura, which publishes five youth magazines. The acquisition gave it full ownership of magazines previously published through a joint venture with Emap, namely Elle, Elle Girl, Elle Decoration and Red;
- It took over Rizzoli's 50% share in the Italian editions of Elle and Elle Décor, which are now part of Hachette Rusconi.

There are plans to launch many new editions of Elle Girl, which, together with Marie Claire, will drive Hachette Filipacchi Médias' new international growth.

Outlook

Hachette Filipacchi Médias continues to pursue its strategy, which aims to achieve the following clearly stated objectives:
- To shore up its leadership in France and the rest of the world, especially in Hachette Filipacchi Médias' major markets;
- To seize opportunities for launches and/or


bistro
Schöner feiern
ELLE
girl
SPRING FEVER!



acquisitions that may arise in France or elsewhere;

– To stay vigilant in an increasingly independent media world, especially in the written press field, where it appears that the convergence of dailies, magazines, and even books is inevitable.

Hachette Filipacchi Médias controls its fate in nine of the world's ten major magazine markets. The exception is Germany, although even there HFM has very robust editions of Elle, Elle Decoration, and Elle Bistro, thanks to the Burda group. 2003 looks to be a transitional year, in which Hachette Filipacchi Médias will be able to take full advantage of projected growth, even though international risks still loom.

France

In 2003, HFM will strive to improve its issue sales, consolidate its primary subscriber portfolios, and sustain its advertising sales in the face of the business world's continued wait-and-see attitude. The effects of title launches and acquisitionsin 2001-2002 and of the commercial reorganization of its photo agencies should be felt in fiscal year 2003.

In the daily press niche, the launch late in the second quarter of 2002 of Version Femina – a consequence of the merger of Version Femme and Fémina Hebdo, the weekly women's supplements of Socpresse and Hachette Filipacchi Médias', respectively – is already a success. The magazine is now the top women's weekly in Europe, and expects to shore up its leadership in 2003, especially in advertising.

International

The primary international magazine launches planned for 2003 will involve the Elle Decoration, Elle Girl and Marie Claire brands. The worldwide spin-off of the Interdeco concept, through the creation of local advertising brokerage networks (in Italy, Spain, Poland, and Sweden) strengthens Hachette Filipacchi Médias' position in that niche. Finally, the new strategy kicked off in 2002 with respect to brand licensing, in particular the Elle trademark, should reap substantial profits despite the economic uncertainty.



Version Femina

Two weekly women's supplements published by regional dailies, Version Femme (Socpresse) and Fémina Hebdo (HFM), merged to create Version Femina on April 3, 2002. Now the top women's magazine in Europe, Version Femina is distributed with the Journal du Dimanche and 36 daily newspapers, and has a circulation of nearly 4 million copies per week.

The magazine's concept, which mixes information and advice on the day-to-day concerns of working women, and its broad circulation and readership – 9,513,000 readers in 2002, according to AEPM – grant it a unique position in the women's press niche.


ELLE
ELLE INTERIOR
GRÖNA SIDOR
Allt för HALLEN
SPETS TREND
INONDATIONS Le pire reste à venir...
France Dimanche
JOHNNY HALLYDAY
Sa fille Laura,
SCANDALE AU CHÂTEAU
Les séquences censurées par TF1!
JEAN ROCHEFORT
GENTE
EDIZIONE STRAORDINARIA
Tutta la storia di Sordi grande attore e grande



Interdeco

Market globalization and industry concentration are the watchwords in the communications world as the 21st century gets underway. The internationalization of publishing, and especially of the advertising market, is the other major source of growth for Interdeco, the top French print advertising broker. To grow, the broker needs local networks in multiple locations in order to spin off Interdeco's basic concepts in the world's primary marketplaces. Following on from the creation of Interdeco Spain more than ten years ago, it has already added several subsidiaries in Italy, Poland, and Sweden, and will soon be in the United Kingdom.

Aside form cultivating a network, Interdeco Global Advertising and its 15 offices worldwide market almost 200 magazines. IGA puts together corporate deals with major international advertisers, which view it as the only network large enough to support their strategy of conquering the world's major markets.

Distribution Services


naux


RELAY
International press
Here
the largest selection
of international press
RELAY

Hachette Distribution Services.

The mission of the Lagardère Media subsidiary HDS is to make a diverse range of ideas and cultures available to the whole world. Hachette Distribution Services, a leading press distributor, operates the top international network of stores for communication and cultural leisure products (3,600 stores) under international (Relay, Virgin) and strong local (Payot, Le Furet du Nord) banner names.

Trend CHART

Hachette Distribution Services



Breakdown of sales by geographical area, as a %



Others
1
USA and Canada
26
31
France
European Union
27
15
Others
European countries



Five-year contribution to sales, in millions of €



4,600
4,100
3,600
3,100
2,600
2,694
2,959
3,294
3,853
4,464
1998
1999
2000
2001
2002



Five-year contribution to net earnings, in millions of €



80
60
40
20
0
42
39
42
68
57
1998
1999
2000
2001
2002



5-year contribution to earnings before interest and taxes, in millions of €



100
75
50
25
0
48
48
61
81
88
1998
1999
2000
2001
2002

Change in staffing levels



15,000
11,250
7,500
3,750
0
11,827
12,320
12,918
14,058
13,155
1998
1999
2000
2001
2002

Leadership positions

A network of stores unique in the world: 3,600 stores

The top press distributor in the United States, Belgium, French-speaking Switzerland, Spain, and Hungary.

The top international press distributor in Germany, Belgium, Canada, Spain, Hungary, the Czech Republic, Romania, and French-speaking Switzerland.

Relay The top international banner for travellers, with 1,100 stores in 11 countries and 1 million customers per day.

Virgin Megastores

The second-largest chain of multimedia & cultural products stores in France.
A young, loyal client base: 40% of its 11 million clients, whose average age is under 30.

Le Furet Du Nord

The top regional multimedia bookstore chain in northern France.

Payot Libraire

The top reference bookstore chain in French-speaking Switzerland.
The top speciality banner bookstore in French airports.



Key dates in 2002

2 april Curtis takes over the distribution of the Bauer group's American magazines.

15 april Hua Dao acquires the distribution rights to Digital Communication, the first magazine in its category in continental China.

28 june Hachette Distribution Services celebrates the 150th anniversary of Louis Hachette's creation of rail-station bookshops.

12 september

The latest Virgin chain store is inaugurated on Boulevard Barbès, in Paris.

24 october Hachette Distribution Services wins the concession for the Toronto, Canada airport after landing the one for Ottawa airport.


H
HACHETTE
DISTRIBUTION
SERVICES

Hachette Distribution Services

In 2002, Hachette Distribution Services consolidated the business of its main banner stores, developed new commercial concepts, and landed or renewed major concession contracts in transport hubs in France and the rest of the world. It also signed new national and international distribution contracts and shored up its unique expertise as a specialized distributor of communication products.



Hachette Distribution Services continues to develop in three main areas: retail outlets serving the needs of travellers, cultural leisure product retailing, and point-of-sale press distribution.

Retail outlets serving the needs of travellers

HDS continued to expand its traveller-retailing business, a historical focus via Relay, in 2002. It opened new outlets in airports and rail stations in the 11 countries in which the banner is sited. Hachette Distribution Services now operates the world's largest press store chain, which is beefed up each year. The opening of new Relay stores in Poland, Germany, Belgium, Canada, and Spain in 2002 bumped the total number of its banner stores to 1,100. Relay, the leading transport hub chain, offers travellers an ample, diversified range of products, including newspapers, magazines, books, candy, phone cards, souvenirs, and service products.

HDS has spun the brand off into more specialized outlets in order to better line up with customer expectations. Relay Books, Relay Cafés, and Relay Services round out the traditional offering of reading materials with many convenience products for travellers plus a range of nearby services tailored to their expectations.







Virgin Megastore's continued expansion

Acquired by Lagardère Media in 2001, the huge multimedia banner Virgin Megastores continued to add new sites in France in 2002. Today it has 42 stores in shopping centres or downtown areas in Nice, Toulouse, Nantes, Melun-Sénart, and Paris Barbès.

Forty percent of Virgin patrons regularly drop by the store to meet friends, discover new writers and artists, and share ideas. Three out of ten shop there at least once a week. Customers can choose from among 175,000 music items (one in ten of which is a new import), browse over 350,000 books, or pick out a video (28,000 titles). Each year, over 11 million people visit the Megastores and attend one of the more than 100 electric-acoustic concerts or autograph sessions offered regularly. In 2002, Virgin hosted many artists and writers, including Natasha Saint Pier, David Bowie, Lenny Kravitz, Charlélie Couture, Amélie Nothomb, and Marcel Gotlib, among others.

Today, HDS is the second-largest speciality distributor of communication products in France. The Virgin banner's name recognition and high growth potential should help drive the growth of Hachette Distribution Services in France and beyond.

In addition to Relays, sited in 60 international airports, and Newslink stores, which are especially common in Australia, Hachette Distribution Services also operates specialized banners through Aelia. As the top French airport retailer, Aelia manages over 100 points of sale in 12 metropolitan airports. Aside from such franchise stores as Virgin, Christofle, and Hermès, Aelia has a portfolio of its own shops, including Beauty Unlimited, French Days, The Gourmet Shop, Cosmopole, and Aéroboutique, among others. In rail stations and airports, HDS also operates music, book, and press and small electronics stores under the Virgin banner, in France, Australia, and the United States. In addition, the French banner Découvrir (called Explore in North America) adds to a growing number of stores offering tourists products with ties to the town or region they are visiting.

Business was up in 2002 for HDS's historical banner, Relais H – repositioned two years ago as a new store concept for hospitals – as it added new concessions.

Speciality retailing of communication products

Hachette Distribution Services continued to open new outlets under the Virgin Megastore banner in 2002, bringing to 42 the total number of its multimedia cultural stores



and solidifying its rank as the second-largest specialized distributor of communication products in France. Through its VirginMega.fr Website, the banner now offers a line of digital music products that is as broad and attractive as possible while respecting the law and the rights of artists.

The banners Le Furet du Nord in northern France and Payot Librairie in French-speaking Switzerland set the standard in their regions. Payot Librairie and its 20 stores are currently leading the field with over a quarter of the book market in their territory.

Press distribution and neighbourhood stores

Hachette Distribution Services is the only distributor able to operate in 15 countries at once. Each day it receives, divvies up, and delivers millions of copies of national and international titles in Europe, North America, and the Asia-Pacific region, supplying 50,000 press outlets each day in Europe alone. Its North American subsidiary, the Curtis Circulation Company, is the top magazine distributor in America (45% market share), overseeing a network of wholesalers serving 180,000 points of sale. Hachette Distribution Services has also strengthened its positions in central Europe (Hungary and the Czech Republic), Spain, and Canada. Its network also covers China, where its Hua Dao subsidiary now works with over 30 wholesalers in the 15 biggest cities on the Chinese mainland.

In addition, Hachette Distribution Services has continued to renovate its own network of neighbourhood stores. Examples include the Naville banner in Switzerland, BDP in Spain, Press Shop in Belgium, City Press in Hungary, and InMedio in Poland.



The world's leading distributor of national and import-export press

The shipment of newspapers and magazines to retail outlets is a vital link in the press marketing chain. Hachette Distribution Services provides this service in 15 countries, on two levels. HDS is the world's leading distributor of national press, in eight countries that include Belgium, China, the United States, Poland, Hungary, Spain, Switzerland, and Germany. Depending on its location, Hachette Distribution Services serves networks of local retail outlets; examples include Lapker in Hungary (14,000 points of sale, including 1,300 integrated into other stores) and SGEL in Spain, which serves almost 19,000 sales outlets a day. In North America in 2002, the Curtis Circulation Company carried out distribution contracts for the groups American Media and Bauer Publishing, which handle 15% of all retail magazine sales in the United States.

Hachette Distribution Services is also the leading press importer-exporter, active in 14 countries including Spain, the United States, Belgium, Canada, Bulgaria, Hungary, Poland, the Czech Republic, Romania, Russia, Switzerland, Yugoslavia, Germany, and Slovakia.


Lagardère Media 2002

Transport hub retailing

RELAY

NewsLink

Aelia

Neighbourhood stores

BDP
Boutique de la Prensa

Press Shop

in medio

CITY PRESS

NAVILLE

Press distribution



AMP



SGEL

curtis

Lapker



Naville

Regional banners


PAYOT

le furet du nord

Multimedia magazines


Virgin
MEGASTORE

Our main brands and trademarks

Audiovisual


FM
TV


Europe 1

Lagardere Active.

The Lagardere Media subsidiary Lagardere Active holds a prominent position in the television sector, with such specialty channels as Match TV, MCM, and Canal J, as well as production companies such as GMT Productions, DEMD Productions, Image & Compagnie, DMLS TV, and Les Productions 22; in the radio sector, with Europe 1, Europe 2, and RFM; and in the advertising brokerage business.

Through its subsidiaries Plurimédia and Legion, Lagardere Active also has a foothold in the new-media sector (fixed and mobile Internet services, i-mode™, WAP, SMS/MMS, Audiotel, CD-ROMs, and more) through two business areas: the production of multimedia services and the publishing of interactive digital content. Lastly, Lagardere Active owns 34% of CanalSatellite and 27.4% of multiThématiques.

Trend CHART Lagardere Active 2002



Breakdown of sales by geographical area, as a %



Other European countries
European Union
Others
USA and Canada
France
6
1
77

Five-year contribution to sales, in millions of €



1 000
875
750
625
500
937
822
640
633
568
1998
1999
2000
2001
2002



Five-year contribution to net earnings, in millions of €



500
325
150
0
-200
475
-15
35
-171
-157
1998
1999
2000
2001
2002

5-year contribution to earnings before interest and taxes, in millions of €



18
11
4
0
-3
-10
11
-4
-9
4
14
1998
1999
2000
2001
2002



Change in staffing levels



5,000
4,000
3,000
2,000
1,000
0
4,718
3,706
1,983
2,476
2,191
1998
1999
2000
2001
2002

Following the change of year-end from September 30 to December 31 in 2001, the results of Lagardere Active Broadcast were consolidated for fifteen months in 2001 (from October 1, 2000 to December 31, 2001).



Key figures in 2002

Radio stations

Europe 1: **5,242,000 listeners** daily, aged 13 and over.

Europe2: cumulative audience of **7 percent** of market; all-time record with **3.4 million** listeners aged 13 and over.

RFM: **Paul Mc Cartney** returned to France after a ten-year absence for a single concert with RFM on 25 March 2003.

Lagardere Active Radio International: **12 radio stations** in seven foreign countries. (Source: Médiamétrie 75,000+ Radio November-December 2002, Monday-Friday, 5 a.m.-midnight)

Specialty TV channels

MCM: **leading channel** for the 15-24 age group and **no. 1** music channel.

Canal J, **leading** cable and satellite youth channel and **second-leading** cable and satellite channel.

(Source: Médiamétrie-MediaCabSat, September 2002/February 2003)

Audiovisual production

Over **800 programme** hours produced in 2002.

A catalogue of **7,000 programme** hours.

10 of the 50 largest audiences in 2002 were achieved by Lagardere Active productions.

(Source: Écran Total ranking, 15 January 2003)

Advertising brokerage

Lagardere Active Publicité: **no. 1** radio brokerage company in France, with an audience share of **23.9%** in the 13 and over age bracket.

(Source: Médiamétrie 75,000+ Radio November-December 2002, Monday-Friday, 5 a.m.-midnight)



Key dates in 2002

3 January 2002

Fabio Montale attracted the largest prime-time audience of 2002 with **12.5 million** viewers, a market share of **48.8%**.

7 October 2002

Part 1 of **Napoléon** garnered **the largest comedy/drama audience** for France 2 and the third-largest overall audience for France 2, with **9.1 million** viewers and a market share of **37.6%**

13 September 2002

A first in France – radio host Cauet managed to fill the Olympia theatre in two days for a broadcast beginning at 6 a.m.!


lagardere active

Lagardere Active

Pursuing its strategy of quality products and capitalizing on the strong performance of the radio sector compared to the rest of the advertising market, Lagardere Active managed to generate a new growth dynamic for its radio media, to continue the boom in the television sector, and to build its new-media activities on a solid foundation.



A new growth dynamic for radio

With a loyal and growing audience, Europe 1 demonstrated the sustainability and vigour of its 'News & Talk' concept: an interactive, innovative, non-musical radio station focusing on news and discussion of current events.

The music stations Europe 2 and RFM began to win back market share by targeting their programming at a younger audience and adopting a policy of interaction with the public (talented hosts, special events, Cauet's morning programme, and so on). Recent polls have shown that the public has embraced this positioning. Outside of France, Lagardere Active Radio International (LARI), which now shows a profit, is putting the group's radio expertise to work in seven countries.

The boom in television business

With nine specialty channels – focusing on music (MCM, MCM 2, MCM International, Mezzo, and MCM Belgique), children's programmes (Canal J and TiJi), daily living (La Chaîne Météo), and news & people (Match TV) – Lagardere Active was a sure winner in the call for tenders issued by France's Higher Audiovisual Council (Conseil Supérieur de l'Audiovisuel, or CSA) for digital terrestrial television (DTT). Highlighting the quality of the bids submitted by Lagardere Active, the regulatory body approved its plans for three digital terrestrial channels: iMCM, Canal J, and Match TV. In the audiovisual production segment, Lagardere Active owns some 15 operational companies that produce both catalogue programmes (comedies, dramas, and documentaries) and one-off programmes (newsmagazines, variety shows, and prime-time access). In 2002, several programmes stood out for their quality and audience share, particularly Fabio Montale on TF1 and Napoléon and Le Champ Dolent on France 2, and Lagardere Active was the leading producer of prime-time comedy/drama programmes in France (in number of broadcast hours). Recently, Les Productions 22 (Un gars, une fille) and B3com (a company run by Benjamin Castaldi) joined Lagardere Active's audiovisual division.

The leading advertising brokerage for radio and multimedia

Lagardere Active Publicité, the only multimedia (radio, television, and Internet) advertising broker, held on to its leading position on the radio market with a 23.9% audience share (source: Médiamétrie 75,000+ Radio November-December 2002, Monday-Friday, 5 a.m.-midnight).

The takeoff of mobile multimedia through Plurimedia

In the new-media sector, 2002 was marked by growth in the production of mobile services, the consolidation of our leading position in France and Germany on the market for voice services, and the syndication






CYRANO



Canal J and TiJi

Canal J is not only the leading channel in France specializing in children's programming, it is also the second leading channel overall in the cable and satellite sector. 3,500,000 families in French-speaking Europe subscribe to Canal J, the only children's channel to have been selected for digital terrestrial television. The favourite channel of children everywhere, Canal J offers viewers an endless parade of original cartoons and innovative comedies and dramas chosen for their quality, as well as special moments with the channel's hosts. This original, zany world so loved by children is populated by such well-known characters as Titeuf, Cédric, and Yugi of Yu-Gi-Oh!, plus seven exclusive shows produced entirely by Canal J, such as Le Monde est Scoop, laplap!, RE-7, and more. A channel that understands children, is familiar with their world, and interacts with them, Canal J keeps children in direct contact with the channel and makes them the primary players through participation in shows that give them the floor. They can extend the dialogue via the Website (canalj.net) and the Canal J Interactif interactive service, as well as through various events for children that are initiated or sponsored by the station.

December 2000 saw the launch of TiJi, the first television station for children under 7 years of age, produced by Canal J. TiJi is a world full of warmth, mischief, and humour, tailored to the attention spans of very young children and the patterns of their daily life, with diverting programmes that will stimulate kids' imaginations without disturbing them, such as Dora l'Exploratrice, Oui-Oui, and Sacatruc. Parents are invited to make suggestions on programming. The immediate success of TiJi, to which over 2,100,000 families in France and abroad have already subscribed, has been a tribute to the approach adopted by its creators.

(Source: Médiamétrie-MediaCabSat, September 2002-February 2003)




MATCH





of SMS and multimedia content. In 2002, Plurimedia, a subsidiary specializing in the creation and production of interactive content and services for the Web, Audiotel, SMS, MMS, colour WAP, i-mode™, and so on, generated growth by leveraging the increased use of SMS (short messages via cell phones) and pay content. Overall, Plurimedia managed several million SMS messages on behalf of its customers, notching a considerable success with SMS+ games and dedications on Europe 2 and MCM in particular. Plurimedia is a valued partner of the three French cellular carriers, providing some 20 services for the launch of their new mobile multimedia packages based on content and brands belonging to the group. Users can now access the services of Elle.fr, Match TV, and so on via their cell phones, in sound and image – and, soon, in video.

Abroad, Lagardere Active is also operating in Germany and England under the name of Legion, a European leader in Audiotel services. In 2002, Legion Germany continued its growth on the media services market, serving such prestigious customers as Prosieben Sat1, and consolidated its hold on second place in the market. In England, Greenland Interactive manages, among other things, the Audiotel and SMS services of Daily Mail group publications, such as the London magazine Metro and the Evening Standard. In Greece, Plurimedia is developing many interactive SMS and Audiotel services for Antenna, the leading Greek television station.

Europe 2 and RFM

The new Europe 2 hit the airwaves in September 2002 with a full schedule, ambitious packaging, an innovative, offbeat musical format, and hits galore. Cauet's 6-10 a.m. morning show, the only one of its kind, offers a unique concept: each Friday, and once per month outside of Paris, the programme is produced before an audience of over 1,500 people. The show mixes guests from extremely varied backgrounds: singers, movie stars, politicians, television personalities, and more. Europe 2 also features a new generation of DJs, with Kash, 7R, and Barth, who set a fresh tone with oodles of creativity – that's the sound of the new Europe 2. With a cumulative audience of 7.0 percent as of the latest survey, Europe 2 has broken its own record, attracting 3.4 million listeners aged 13 and up every day.

RFM has also been repositioned. What used to be a "Golden Oldies" station has become more ambitious and geared more toward what's current, evolving into an adult, contemporary, general-interest music station. RFM offers the biggest hits of the biggest artists of the last 20 years: "the best music of the FM years". Established DJs such as Bruno Roblès, whose musical game show Face à Face is broadcast daily from 4 p.m. to 7 p.m., and Frédéric Ferrer, who is at the helm of Le Meilleur Réveil every morning from 6 a.m. to 9 a.m., give the station a warmth, an intimacy with listeners, and a personality that hasn't been seen before in music radio stations for adults. As of the latest survey, RFM had won a cumulative audience of 4.3 percent of the market, with 2.1 million listeners aged 13 and up. (source: Médiamétrie 75,000+ Radio November-December 2002, Monday-Friday, 5 a.m.-midnight)








Television


Mezzo
la chaîne Opéra, Danse, Musique et Jazz
MATCH TV
mcm
CANALSATELLITE
canal J
multiThématiques
la chaîne météo
mcm2

Audiovisual production


DMLSTV
LEO PRODUCTIONS
telmondis
IMAGE et COMPAGNIE




IB3 com

PRODUCTIONS 22


les films d'ici


IB PRODUCTION


maximal
M
productions

Radio

Europe 1


RFM


Europe 2


lagardere active
radio international

Advertising brokerage

lagardere active
publicité

New media


plurimedia
HACHETTE MULTIMEDIA
routard.com
Europe1.fr
plurimedia SPECTACLES
legion
Greenland INTERACTIVE

Our main brands



High Technologies

EADS will celebrate its third birthday in July 2003 knowing that it has shored up its position as the world's second-largest aerospace and defence manufacturer. The leader in Europe, the group employs over 100,000 people at more than [illegible] production sites. Its founding members have a combined [illegible] years of partnership experience among them. EADS has served as the catalyst for many commercial successes since its inception, including the launch of such major programmes as the Airbus A380 jumbo and the Meteor missile.






Trend
CHART

High Technologies 2002



Five-year contribution to sales, in millions of €


4,600
4,200
3,800
3,400
3,000
3,197
4,257
3,806
4,486
4,339
1998
1999
2000
2001
2002



Five-year contribution to net earnings, in millions of €


600
450
300
150
0
249
60
17
508
26
1998
1999
2000
2001
2002

5-year contribution to earnings before interest and taxes, in millions of €


400
300
200
100
0
343
158
166
104
63
1998
1999
2000
2001
2002



Change in staffing levels


18,000
13,500
9,000
4,500
0
12,589
17,287
13,459
15,358
15,665
1998
1999
2000
2001
2002

The EADS group is included in the consolidated financial statements of Lagardère using the proportional method of consolidation, based on Lagardère's interest of 15.10% in 2002. For the purposes of the consolidation, EADS' consolidated financial statements are restated in accordance with French accounting methods used by Lagardère Group.



Key 2002 figures

Sales of 29.9 billion euros (-3% over 2001 and -1% in inflation-adjusted dollars), which is in line with objectives.

EBIT, or earnings before interest and taxes, amortization of goodwill, and exceptional items, of 1.426 billion euros, slightly above the target.

Orders worth 31 billion euros, again greater than sales.

A solid order book of 168 billion euros, representing over five years' worth of work.

A net positive cash flow of 1.2 billion euros in 2002, better than expected.


EADS
European Aeronautic Defence and Space Company

In 2002's tough economic climate, especially for the civil aviation and space industry, EADS pursued its strategy of bolstering its product and service portfolio and expanding abroad.

EADS still aims to strengthen itself in the defence sector in order to soften the impact of business cycles and to develop technological synergies. Its goal is to boost defence's share of its sales 60%, from 6 billion euros in 2002 to almost 10 billion euros in 2005.
EADS is guaranteed to meet most of this growth target through major military programmes already pencilled into its order book. Examples include the Eurofighter, the Tigre and NH90 helicopters, and the Storm Shadow, Aster, Meteor, and Taurus missiles. In addition, in 2003 EADS is hoping to finalize the signature of major military contracts such as the supply of secure communication services to the British Defence Ministry via the upcoming Skynet5 satellite (Paradigm programme) and the A400M military transport plane design, which has already landed 180 options to order from seven countries, worth 17.7 billion euros (EADS's share). Defence should eventually generate 30% of EADS's sales, against 20% in 2002.
EADS also continues to expand its business in international aerospace and defence markets. It is already a top player in both, thanks to its competitive products and services. Airbus is bolstering its position as the top order-generator, with a 54% share of the market based on gross order value. Airbus also continues to win new customers, including EasyJet and Air New Zealand, and Eurocopter is still the leader in the international civil helicopter market, having made 60% of all deliveries in 2002 based on value. MBDA is still developing high-performance missiles; in late 2002, it officially received the order for the new-generation Meteor air-to-air missile.



EADS helps equip the US Coast Guard

EADS is part of a team handpicked in June 2002 for the Deepwater Capability Replacement programme to modernize and update a large portion of the seagoing equipment used by the US Coast Guard. The team is headed by Integrated Coast Guard Systems (ICGS), a joint venture of the American companies Lockheed Martin and Northrop Grumman. It encompasses 100 American and four international companies, including EADS.
EADS is one of the largest deepwater subcontractors, supplying products and services from three of its divisions: the Defence & Civil Systems Division will provide radar components; Eurocopter will modernize the Coast Guard's fleet of 96 HH-5A helicopters; and EADS Military Transport Aircraft will supply and maintain a new fleet of CN-235s equipped with a FITS (Fully Integrated Tactical System) mission system. The total contract is worth an estimated 11 billion dollars over 20 years. EADS's share could top 10%.





Finally, EADS seeks to capitalize on growing global demand for defence electronics and secure communications and to develop export markets for such products as the Eurofighter. The decision to name Ralph Crosby the CEO of EADS North America and a member of the EADS's executive committee underscores EADS's commitment to a stronger presence in the American market. It also expanded its business in the United States by opening an Airbus design centre in Kansas and by deciding to build a Eurocopter factory in Mississippi. Moreover, EADS is still working out cooperation agreements with leading American firms in the aerospace and defence industry; an example is Northrop Grumman for the Eurohawk programme.

The US Coast Guard's selection of EADS in June 2002 for its Deepwater equipment (helicopters, radars, mission aircraft) replacement programme demonstrates the effectiveness of EADS's trans-Atlantic agreements and its ability to win American bid invitations in the defence and public safety sectors.

Airbus Division

Deliveries were down, from 325 in 2001 to 303 in 2002, which was slightly below projections. Airbus nonetheless has a pre-R&D operating margin of over 15%. Factoring in its higher R&D spending, which was planned and necessary for the A380 programme, Airbus is posting an EBIT (before amortization of goodwill and exceptional items) of 1,361 million




A380
A380





euros (1,655 million euros in 2001). Its delivery of 303 airplanes represents 44% of world deliveries, an increase of 6%. In addition, Airbus boasts an order book of 1,505 airplanes, which amounts to over five years' worth of work at current production rates and 57% of the international market for airplanes seating more than 100.

Military Transport Airplane Division

MTAD's sales of 524 million euros are close to the figure for 2001.
This division posted an operating loss of 80 million euros, largely because of a non-recurrent exceptional charge to depreciate its assets in connection with its subcontracting contracts with the airplane manufacturer Fairchild Dornier, which is in bankruptcy.
The selection of the CN-235 by the US Coast Guard was noteworthy.
Now that Germany has confirmed its order for 60 airplanes, the A400M programme should be officially launched very soon. It will offer this division significant growth potential.

Aeronautics Division

This division's sales of 5,304 million euros are up 5% over 2002, largely due to the positive trends in Eurocopter's business. Its EBIT of 261 million euros (308 million euros in 2001) was affected by the drop in aerostructure and civil maintenance business.
The division ramped up its military programmes in fiscal year 2002 as it prepared to deliver Tigre and NH90 helicopters. The test flight of the first German Eurofighter was a success.

Civil and Defence Systems Division

Sales of 3,306 million euros are stable compared to 2001. The decision to restructure the division is paying off: it posted a positive EBIT of 40 million euros in 2002, following a loss of 79 million euros in 2001.

Airbus racks up orders in a tough market

For the third straight year, Airbus ranks No. 1 worldwide in orders, which totalled 1,505 airplanes on 31 December 2002, or more than five years' worth of work at current Airbus production levels. In 2002, in a very tough market hampered by the freefall in air traffic, Airbus logged 233 orders, net of cancellations; that was 57% of the market in terms of planes and 54% based on value. As anticipated, this figure falls short of the previous year's record, but is higher than projected and confirms the competitiveness of Airbus products.
A major 2002 order was placed by the American freight transport company Fedex. The courier bought 10 A380s (plus 10 options), bringing the total number of airplane orders to 95 by late 2002.
In addition, Airbus is landing new clients, such as Air New Zealand, which ordered 15 A320s in July, and the cut-rate carrier EasyJet, which ordered 120 A319s (plus 120 options). Clearly, Airbus airplanes are competitive in this high-growth market segment.





Space Division

This division's sales of 2,216 million euros in 2002 represented a 9% decline over 2001, caused by an especially difficult market in the civil telecommunications satellite niche. Substantial provisions to cover restructuring costs, investment depreciation, the cancellation of a satellite contract, and losses on some programmes all added up to a divisional operating loss of 268 million euros in 2002 (–222 million euros in 2001).

EADS's acquisition of the 25% of Astrium held by BAE Systems — announced in early 2003 and subject to the approval of the relevant authorities — will facilitate the reorganization and restructuring of its space business, expected to break even in 2004. Paradigm, now controlled by EADS, made the British Ministry of Defence's shortlist to supply secure communications services using Skynet5 satellites. Finally, Ariane won 11 of the world's 18 commercial launch contracts signed in 2002.






2002

Automobile

Matra began a reoganization phase in 2002 due to the shut-down of Espace production and the commercial failure of the Avantime. The company now offers a broadened range of engineering services to a greater number of manufacturing customers.

On the strength of its overall vision, which guarantees quality and competitiveness, and its willingness to form technical and commercial alliances, Matra's medium-term objective is to conquer a substantial share of the European engineering services market.





Trend
CHART

Matra Automobile 2002



Five-year contribution to sales, in millions of €



1 200
1 075
950
825
700
1,123
1,143
1,183
1,141
782
1998
1999
2000
2001
2002



Five-year contribution to net earnings, in millions of €



60,0
0
-95,0
-172,5
-250,0
37
42
50
34
- 245
1998
1999
2000
2001
2002

5-year contribution to earnings before interest and taxes, in millions of €



100
75
50
25
0
77
70
71
66
7
1998
1999
2000
2001
2002



Change in staffing levels



3,400
3,225
3,050
2,875
2,700
2,860
3,319
3,329
3,205
3,014
1998
1999
2000
2001
2002



Highlights

Since the launch of the first-generation Espace in 1984, Matra Automobile has sold nearly 875,000 units of this model, including 365,000 of the third-generation model.

France was once again the leading country for sales of the latter; this commercial success continued there in 2002, with a market share of 44%.

Since the launch of the Avantime in late 2001, the Romorantin assembly lines have produced 7,164 units of the model.



Sales in 2002

Espace: 32,296
Avantime: 5,363



Engineering

The consolidated sales of Matra Automobile and its subsidiaries CERAM and D3 amounted to €17.4 million in 2002.


MATRA



Having created and subsequently dominated its market segment over most of its lifetime, the Espace, as designed and produced by Matra Automobile, went out of production in October 2002. Given the market trend for minivans and projected sales volumes, Renault decided to develop and produce the fourth-generation Espace on its own.

In 2002, sales of the third-generation Espace fell to 32,296 vehicles (in 10 months) as against 59,116 the previous year: this drop was to be expected in the last years of the vehicle's life.

At the same time, Matra Automobile is pursuing its multi-product, multi-business strategy, although it has met some difficulties in its automobile production business.

The entire range of the Avantime, a vehicle designed and developed by Matra Automobile in cooperation with Renault, was brought to market beginning in June 2002. However, despite Renault's promotional initiatives to stimulate sales between July 2002 and the end of the year, this niche product proved to be an undeniable commercial failure. Orders were far below projections: 15 per day on average from September 2002 to January 2003, whereas the break-even point for the vehicle was 60 per day. As continued production of the car under these conditions would eventually have been fatal to the company, production will be stopped in 2003.

Furthermore, the "m72" project, an innovative, light, two-seater vehicle whose development continued in 2002, was affected by the under-utilization of the factory owing to the low number of Avantimes produced. It was therefore decided in late 2002 to postpone new investment.

At the same time, the strategy of offering development, design, and vehicle-trial services to manufacturers was continued in 2002. Matra Automobile carried on with its 2001 contracts with Peugeot and signed a number of new ones, notably with Renault. Several more significant bids in response to invitations to tender are in the works, both in France and abroad, suggesting that this business will grow in 2003.

Outlook

The stoppage of production was announced at the works council meeting of 26 February







Turning to new markets

In 2002, in order to make a success of its shift to a multi-product, multi-customer strategy, Matra undertook a process of internal reorganization and modernization.

To achieve the strategic goal of providing customized engineering services to external customers, a new organizational structure was established, based, among other things, on a programmes division, which is responsible for project management and on a beefed-up marketing division, which will henceforth be responsible for marketing all services supplied by Matra – both targeted services and partnerships on entire vehicles.

To make our development processes more competitive, a progress plan to quicken the pace of expansion and modernization has also been implemented. This has resulted, in particular, in a major upgrade of the information system, using an "extended enterprise" approach, in order to facilitate information sharing with our customers.

With a view, once again, to expansion, Matra has implemented a policy of ad hoc cooperative ventures with other providers of engineering services. The aim is – as a response to defined calls for tender – to offer manufacturers a comprehensive service package drawing on the specific expertise of each service provider.

2003, leading to the implementation of a plan to save jobs, in consultation with staff representatives.
This plan concerns the Romorantin manufacturing site, where all 945 production-related jobs have been eliminated and where only the spare-parts business, which employs 95 people, has been saved. It also affects the Trappes technical and administrative site, where 279 jobs have been cut to adjust staffing levels to where they cover engineering activities alone.

Engineering on behalf of third parties should increase its net sales in 2003, reaping the rewards of the marketing efforts made in 2002.




2002

Lagardère 2002



Organization 2002



General Partners

Jean-Luc Lagardère

Société Arjil Commanditée-ARCO



Managing partners

Jean-Luc Lagardère

Société Arjil Commanditée-ARCO
represented by
Philippe Camus,
Chairman and Chief Executive Officer

and

Arnaud Lagardère
Deputy Chairman and Chief Operating Officer



Statutory auditors

Barbier Frinault & Autres

Alain Ghez

Mazars & Guérard



Supervisory board in 2002

Chairman
Chairman of the Audit Committee
Raymond H. Lévy, *Honorary Chairman, Renault SA*

Deputy Chairman
Bernard Esambert,
Permanent representative of Lagardère Capital & Management
Chairman of the Supervisory Board, Banque Arjil & Cie

Members
Manfred Bischoff, *Member of the Board of Management, DaimlerChrysler A.G.*

Georges Chodron de Courcel, *Member of the Executive Committee, BNP PARIBAS*

GROUPAMA S.A., *Represented by Mr. Helman le Pas de Sécheval** *(Chief Financial Officer, Groupama)*

Pehr G. Gyllenhammar, *Chairman, AVIVA plc (London)*

Pierre Lescure, *Chairman, AnnaRose Productions*

Christian Marbach*, *Chairman, Agence des PME*

Bernard Mirat*, *Former Deputy Chairman and Chief Operating Officer, Société des Bourses Françaises*

Jacques Nivard*, *Stockbroker, Honorary Chairman, Nivard Flornoy-Fauchier Magnan Durant des Aulnois*

Jean Peyrelevade, *Chairman and Chief Executive Officer, Crédit Lyonnais*

Didier Pineau-Valencienne*, *Honorary Chairman, Schneider Electric*
Senior Advisor, Crédit Suisse First Boston

Felix G. Rohatyn, *Former US Ambassador to France*

Michel Rouger, *Honorary President, Paris Commercial Court*

Censor
Yves Sabouret, *Chief Executive Officer, Nouvelles Messageries de Presse Parisienne (NMPP)*

Corporate secretary
Pierre Leroy, *General Counsel Secretary, Lagardère Group*

* Member of the Audit Committee



Jean-Luc Lagardère
General Partner
and Chief Executive Officer



Arnaud Lagardère
General Partner
and Chief Executive Officer
Lagardère Media



Philippe Camus
General Partner
and Co-chief Executive Officer EADS

Corporate Group

Finance



Dominique D'Hinnin
Executive Vice-President

Human Resources and Communication



Thierry Funck-Brentano
Executive Vice-President

Legal and Administrative



Pierre Leroy
Executive Vice-President

The office of Jean-Luc Lagardère



Patrick Déchin
Director of the Chairman's
Office Committee Secretary



Medias

Corporate Media



Jean-Luc Allavena
Chief Operating Officer

Corporate Media



Frédérique Bredin
Vice-President Strategy
and Development

Audiovisual



Arnaud Lagardère
Chairman and CEO
Lagardere Active

Magazines



Gérald de Roquemaurel
Chairman and CEO
Hachette Filipacchi Médias

Books



Jean-Louis Lisimachio
Chairman and CEO
Hachette Livre

Distribution Services



Jean-Louis Nachury
Chairman and CEO
Hachette Distribution Services

EADS



Jean-Louis Gergorin
Management Committee
Director of Strategy



Jean-Paul Gut
Management Committee
International Director

Other Business activities

Automobile



Armand Carlier
Chairman of Directoire
Matra Automobile

Automobile



Philippe Guédon
President, Supervisory Board
of Matra Automobile

Banking



Bernard Esambert
President, Supervisory Board
of Banque Arjil & Cie and Arjil
& Associés Banque Group

Banking



Michel Renault
President, Board
of Managing Partners
of Banque Arjil & Cie

Trend chart

Five-year contribution to sales, in millions of €


5-year contribution to earnings before interest and taxes, in millions of €


Five-year contribution to net earnings, in millions of €


14,000
13,000
12,000
11,000
10,000
10,692
12,285
12,192
13,295
13,216
1998
1999
2000
2001
2002


700
625
550
475
400
644
520
572
514
440
1998
1999
2000
2001
2002


700
450
200
0
-300
280
241
581
616
-291
1998
1999
2000
2001
2002

Comments

The Group's consolidated sales remained unchanged in 2002 at € 13,216 million.

Lagardère Media revenue rose by 7.8% on a comparable basis, reflecting solid performances in the Distribution Services, Lagardere Active and Book Publishing divisions. Matra Automobile sales fell due to the termination of the Espace minivan production and to the commercial failure of the Avantime vehicle. EADS sales for 2002 were in line with target. Excluding non-recurring items (provision to write down T-Online shares and restructuring costs in the Automobile division) a net loss of € 291 million was recorded in 2002. Excluding EADS and after restatement to exclude these non-recurring items, net income for 2002 was € 67 million.


Breakdown of sales
by geographical area, as a %


Breakdown of sales
by pole, as a %


8 Other European countries
European Union 26
USA and Canada
33 France
8 Other


Medias 61
33 Technologies
Automobile 6


Consolidated cash flow
five-year trends, in millions of €


900
300
0
-300
-900
-1 500
415
322
717
219
-1,394
1998
1999
2000
2001
2002

Cash position:

At December 31, 2002, the Group's net bank indebtedness amounted to € 1,394 million and included a € 1.2 billion advance paid at end December 2002 to finance the acquisition of Vivendi Universal Publishing. This compares with stockholders' equity of € 3.914 million at December 31, 2002.

Dividend per-share, in €


0.90
0.85
0.80
0.75
0.70
0.78
0.78
0.78
0.82
0.82
1998
1999
2000
2001
2002

Change in staffing levels


50,000
43,750
37,500
31,250
25,000
44,164
49,285
43,902
46,337
45,826
1998
1999
2000
2001
2002

Consolidated balance sheet in millions of €

	2001			2002		
	Non-HT*	HT**	Total	Non-HT*	HT**	Total
Fixed assets	6,105	2,756	8,861	7,101	2,830	9,931
Current assets	4,339	4,813	9,152	3,794	4,445	8,239
of which marketable securities and cash	1,790	1,213	3,003	1,500	943	2,443
TOTAL ASSETS	10,444	7,569	18,013	10,895	7,275	18,170
Stockholders' equity and permanent funds	3,859	885	4,744	3,377	953	4,330
Reserves for risks and charges	1,180	1,189	2,369	1,199	1,162	2,361
Deferred liability***	2,090	982	3,072	3,374	750	4,124
Current liabilities	3,315	4,513	7,828	2,945	4,410	7,355
TOTAL LIABILITIES	10,444	7,569	18,013	10,895	7,275	18,170

* Non-HT: non-high tech ** HT: high-tech *** Included TSDI (1992)

Consolidated income statements in millions of €

	2001			2002		
	Non-HT*	HT**	Total	Non-HT*	HT**	Total
Sales	8,809	4,486	13,295	8,877	4,339	13,216
Operating income	410	104	514	377	63	440
Non-operating expenses	(4)	(11)	(15)	(302)	(29)	(331)
Operating income	406	93	499	75	34	109
Profit and loss on extraordinary activities	(110)	463	353	(350)	(21)	(371)
Others	(132)	(93)	(225)	21	(46)	(25)
Net income – total	164	463	627	(254)	(33)	(287)
Minority interests	(18)	7	(11)	(8)	4	(4)
Net income – Group earnings	146	470	616	(262)	(29)	(291)

* Non-HT: non-high tech ** HT: high-tech

Per-share-data in €

	1998		1999		2000		2001		2002	
	Not diluted	Diluted (1)	Not diluted	Diluted (1)	Not diluted	Diluted (2)	Not diluted	Diluted (2)	Not diluted	Diluted (2)
Consolidated net income Group earnings per share	2.38	2.26	2.00	1.91	4.51	4.30	4.59	4.36	(2.16)	(2.11)
Net assets per share	16.51	15.67	19.27	18.37	28.80	27.46	30.63	29.08	27.32	27.31
Cash flow per share	4.98	4.72	5.15	4.91	5.40	5.15	4.26	4.04	4.41	4.34
Market price on December	36.21		54.00		61.80		47.00		38.71	
Dividend	0.78		0.78		0.78		0.82		0.82	

(1) including shares that may be created subscription warrants, stock options and convertible bonds.
(2) including shares that may be created as a result of stock options.

Changes in share price since the beginning of 2002



CAC 40
Lagardère
Source: GL Multimédia
59
52
45
38
31
24
5,300
4,500
3,700
2,900
2,100
Jan 02
Feb 02
Mar 02
April 02
May 02
June 02
July 02
Aug 02
Sept 02
Oct02
Nov 02
Dec 02
Jan 03
Feb 03
Mar 03

Changes in share ten-years trends (1993-2003)



CAC 40
Lagardère
Source: GL Multimédia
115
80
55
35
20
10
0
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Contacts


LAGARDERE
MEDIA

Lagardère Media
4, rue de Presbourg
75116 Paris, France
Tel. +33 (0)1 40 69 16 00

www.lagardere.com


EADS

EADS
37, boulevard de Montmorency
75016 Paris, France
Tel. +33 (0)1 42 24 24 24


MATRA

Matra Automobile
8, avenue Jean d'Alembert
B.P. 2 – 78191 Trappes Cedex, France
Tel. +33 (0)1 30 68 30 68

ARJIL & Associés Banque

Arjil & Associés Banque
43, rue Vineuse
75016 Paris, France
Tel. +33 (0)1 55 73 22 22


HACHETTE
Livre

Hachette Livre
43, quai de Grenelle
75905 Paris Cedex 15, France
Tel. +33 (0)1 43 92 30 00


HACHETTE
FILIPACCHI
MEDIAS

Hachette Filipacchi Médias
149, rue Anatole-France
92534 Levallois-Perret Cedex, France
Tel. +33 (0)1 41 34 60 00


HACHETTE
DISTRIBUTION
SERVICES

Hachette Distribution Services
2, rue Lord-Byron
75008 Paris, France
Tel. +33 (0)1 42 99 07 00


lagardere active

Lagardere Active
121, avenue de Malakoff
75216 Paris Cedex 16, France
Tel. +33 (0)1 40 69 16 00

Broadcast
32, rue François-1er
75008 Paris, France
Tel. +33 (0)1 47 23 13 00

Broadband
11, rue de Cambrai
75927 Paris Cedex 19, France
Tel. +33 (0)1 53 35 75 75



Lagardère SCA

French limited partnership with capital stock of € 849 229 824,40 divided into 139 218 004 shares each with a par value of € 6,10 nominal

Head office :
4, rue de Presbourg
75116 Paris (France)
Tel. 33 (0)1 40 69 16 00
320 366 446 RCS Paris
www.lagardere.com



Document produced by **Human Relations and Communication Management**

Illustration: Philippe Gauckler - Photo credits: Jacques Grison/Rapho, Aelia, Airbus, Ariane, A. Beauvais, Dingo, EADS, Eurocopter, Hachette, LG et G, Marques D./Astrium, Matra Automobile, E. et G. Nojaroff, Renault, B. Souillard/La Provence, R. de Vassall, D. Maestracci/TF1/GMT Productions, Éditions Glenat, Hachette Première, Match TV, Michel Marizy, Jacques Bourguet, *MCM, A.Borrel/GMT Productions, Rights reserved, X.*

Redaction: La Clé des Mots
Translation: Eurotext

Design and production: ■ BRIEF
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